Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Surrey, KT15 2QW
t: +44(0) 1932 264000 f: +44(0) 1932 264297
e: groupaccounts@michaelpage.com

RECEIVED

2009 JAN 21 A 8:-1

09045163

8 January 2009

File No. 82-5162

Mary Cascio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Dear Ms Cascio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Total Voting Rights 0168L10
2. Notice of Q4 2008 Trading Update 0797L10
3. 2008 Fourth Quarter and Full Year Trading Update 3026L07

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

pp [signature]

Jeremy Tatham
Director of UK Reporting
Direct Line 01932 264143
jeremytatham@michalepage.com

PROCESSED
JAN 26 2009
THOMSON REUTERS

Regulatory Announcement

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Company	Michael Page International PLC
TIDM	MPI
Headline	Total Voting Rights
Released	10:53 02-Jan-09
Number	0168L10

Michael Page INTERNATIONAL

RNS Number : 0168L
Michael Page International PLC
02 January 2009

Michael Page International plc

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

As at the date of this announcement, Michael Page International plc's capital consists of 318,829,274 ordinary shares with voting rights. No ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Michael Page International plc is 318,829,274.

The above figure of 318,829,274 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc, under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Michael Page International PLC
TIDM	MPI
Headline	Notice of Q4 2008 Trading Update
Released	10:13 05-Jan-09
Number	0797L10

Michael Page INTERNATIONAL

RNS Number : 0797L
Michael Page International PLC
05 January 2009

Michael Page International plc

Notice of Fourth Quarter 2008 Trading Update

Michael Page International plc will release its Fourth Quarter 2008 Trading Update at 7.00am on Thursday 8 January 2009.

The company will host a conference call, with on-line slide presentation, for analysts and investors at 8.00am on 8 January 2009, the details of which are below.

Link:
http://w.on24.com/r.htm?e=130798&s=1&k=A6D99ACC5FCCF8850B782A7EBC4A83AC

Dial-In: +44 (0)20 7162 0025
ConferenceID: 821519

Please quote "Michael Page Conference Call" to gain access to the call.

A presentation and recording to accompany the call will be posted on the company's website during the course of the morning of 8 January 2009 at:

http://investors.michaelpage.co.uk/presentations

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Michael Page International PLC
TIDM	MPI
Headline	2008 Fourth Quarter and Full Year Trading Update
Released	07:00 08-Jan-09
Number	3026L07

Michael Page
INTERNATIONAL

RNS Number : 3026L
Michael Page International PLC
08 January 2009

8 January 2009

2008 FOURTH QUARTER AND FULL YEAR TRADING UPDATE

FINANCIAL HIGHLIGHTS

Fourth Quarter

- Group Q4 gross profit of £118.8m (2007: £128.1m) a decrease of 7.3% (-16.1%*)
- EMEA gross profit (50.2% of Group) of £59.6m (2007: £57.6m) an increase of 3.4% (-11.8%*)
- UK gross profit (30.4% of Group) of £36.1m (2007: 45.0m) a decrease of 19.7%
- Asia-Pacific gross profit (10.4% of Group) of £12.4m (2007: 14.8m) a decrease of 16.4% (-24.4%*)
- Americas gross profit (9.0% of Group) of £10.7m (2007: £10.7m) a decrease of 0.3% (-13.2%*)
- Permanent gross profit (73% of Group) lower by 13.0% (-22.1%*)
- Temporary gross profit (27% of Group) growth of 12.6% (+4.6%*)

- Group headcount decreased by 509 in Q4 to 4,943 below that of the 2007 year end largely by natural attrition

Full Year

- Record Group gross profit of £552.7m (2007: £478.1m) an increase of 15.6% (+5.8%*)
- EMEA gross profit of £258.6m (2007: £196.5m) an increase of 31.7% (+13.8%*)
- UK gross profit of £176.7m (2007: £186.0m) a decrease of 5%
- Asia-Pacific gross profit of £66.8m (2007: £57.2m) an increase of 16.7% (+5.2%*)
- Americas gross profit £50.6m (2007: £38.4m) an increase of 31.7% (+18.0%*)
- Permanent gross profit (77% of Group) growth of 14.4% (+4.1%*)
- Temporary gross profit (23% of Group) growth of 19.7% (+11.7%*)
- Group pre tax profit for the year in the region of £140m (2007: £147m)
- Group year end net cash in the region of £85m (2007: £10.3m)

* Denotes where overseas results denominated in foreign currencies have been translated at constant rates of exchange for constant currency illustrative purposes.

In its trading statement on 4 December 2008, the Group reported that market conditions became increasingly challenging during the fourth quarter. The turmoil in the financial sector had eroded confidence more generally and was impacting virtually every industry sector and geographic market in which the Group operates. This deterioration in market conditions is reflected in lower* fourth quarter gross profits in all regions.

The loss of confidence and poor economic outlook has a more marked impact on permanent recruitment as clients and candidates become more cautious. As anticipated, the number of temporary placements has been more resilient, but not totally immune from slowing economic conditions.

As market conditions weaken and confidence erodes, the Group's cost base and headcount continue to be managed down in response to the slowing

activity. Headcount at the beginning of the year of 5,052 had increased in June to 5,535 and, largely through natural attrition, now stands at 4,943. In Q4 Group headcount decreased by 509.

The deteriorating and uncertain economic outlook increases the cautionary behaviour of clients and candidates, which in turn reduces activity levels and shortens the Group's earnings visibility. Consequently, the Group will not be issuing any guidance on headcount and cost base for 2009, but will continue to provide quarterly trading updates.

Commenting on fourth quarter trading, Steve Ingham, Chief Executive said:

"Market conditions became noticeably more difficult during the fourth quarter with many jobs being cancelled or put on hold. The impact of the financial crisis is now evident in virtually every market and discipline in which we operate, albeit to varying degrees and with different markets and disciplines at different points in the downturn.

"In the downturns of the early 1990s and 2000s, while we reduced our headcount, we maintained our market presence and made selective new investments. These decisions enabled us to take market share and achieve tremendous growth rates when economic conditions became more favourable. In the face of continued difficult market conditions we will, once again, aim to maintain our market presence while also managing our cost base to reflect current trading.

"Taking 2008 as a whole, the Group's record performance is testament to our strategy of diversification through organic growth. Our strong profit and cash generation during the year leaves the Group with a strong balance sheet and in a position to continue to pursue our longer term objectives."

Enquiries:

Michael Page International plc **01932 264144**
Steve Ingham, Chief Executive
Stephen Puckett, Group Finance Director

Financial Dynamics **020 7269 7121**
Richard Mountain / Suzanne Yule

The company will host a conference call for analysts and investors at 8.00am today. The live presentation can be viewed by following the link:

http://w.on24.com/r.htm?
e=130798&s=1&k=A6D99ACC5FCCF8850B782A7EBC4A83AC

The dial-in details for the conference call are as follows:
Dial-In: +44 (0)20 7162 0025
Conference ID: 821519
Please quote "Michael Page Conference Call" to gain access to the call.

The presentation and recording of the call will be available on the company's website later today at:

http://investors.michaelpage.co.uk/presentations

The Group will issue its 2008 full year results on 5th March 2009.

Fourth Quarter Trading update

Michael Page International plc, the specialist recruitment consultancy, reports fourth quarter Group gross profit of £118.8m, a decrease of 7.3% (-16.1%*) over £128.1m recorded in the fourth quarter of 2007. In the quarter, we experienced a slowing in activity in all of our regions, due to a sharp deterioration in market conditions resulting in more cautionary behaviour from clients and candidates. As market conditions weakened, the businesses in the Group reacted quickly reducing headcount, largely through natural attrition, by 509 (-9.3%) to 4,943 at the end of December. We anticipate that headcount will reduce further during the first quarter of 2009.

EMEA Gross Profit			

(50.2% of Group in Q4 2008)			Growth rates	
	2008	2007	Reported	Constant currency
Q4	£59.6m	£57.6m	+3.4%	-11.8%

Headcount at 31 December 2,155 (30 September: 2,370)

At constant rates of exchange:

- France (18% of the Group) fell by -4% in Q4
- Germany (7% of the Group) fell by -7% in Q4
- Netherlands (8% of the Group) fell by -15% in Q4
- Switzerland (4% of the Group) fell by -13% in Q4
- Spain (4% of the Group) fell by -36% in Q4
- Italy (4% of the Group) fell by -20% in Q4
- Austria, Belgium, Ireland, Luxembourg, Poland, Portugal, Russia, South Africa, Sweden, Turkey, U.A.E. (5% of the Group) fell by -6% in Q4

In our largest region, Europe, Middle East and Africa (EMEA), representing 50.2% of Group gross profit, fourth quarter gross profit was £59.6m, an increase of 3.4% (-11.8%*) over the £57.6m recorded in the fourth quarter of 2007. Our geographic and discipline diversification across the EMEA region has limited the impact of the slowdown to date. In France, we recorded a fourth quarter year-on-year fall in gross profit of 4%*. Spain and the Netherlands began to experience tougher conditions from the start of the year with the slowdown spreading across the region affecting different countries at different times. Since November, all EMEA countries have been impacted, albeit to differing extents. The businesses in the region have reacted swiftly to these changing conditions reducing headcount in the quarter by 215 (-9.1%).

UK Gross Profit (30.4% of Group in Q4 2008)			Growth rates
	2008	2007	

Q4	£36.1m	£45.0m	-19.7%

Headcount at 31 December 1,640 (30 September: 1,787)

- Finance & Accounting (15% of the Group) fell by -21% in Q4
- Marketing, Sales and Retail (7% of Group) fell by -22% in Q4
- Legal, Technology, HR and Secretarial (5% of the Group) fell by -27% in Q4
- Engineering & Manufacturing, Procurement & Supply Chain, Property & Construction (3% of the Group) grew by 12% in Q4

In the UK, representing 30.4% of Group gross profit, fourth quarter gross profit was £36.1m, 19.7% lower than the £45.0m recorded in the fourth quarter of 2007. The weakness in the banking sector, which started over a year ago, is now evident in all other sectors as the wider economic situation has deteriorated. As confidence erodes and clients and candidates become more cautious, the recruitment process lengthens which impacts productivity. The business has reacted quickly to changing market conditions and reduced headcount in the quarter by 147 to 1,640. While the more established disciplines all experienced year-on-year falls in gross profit in the quarter, the newer disciplines of Engineering & Manufacturing, Procurement & Supply Chain and Property & Construction grew by 12%, providing further evidence of the benefits of discipline diversification.

Asia Pacific Gross Profit (10.4% of Group in Q4 2008)			Growth rates	
	2008	2007	Reported	Constant currency
Q4	£12.4m	£14.8m	-16.4%	-24.4%

Headcount at 31 December 638 (30 September: 707)

At constant rates of exchange:

- Australia (6% of the Group) fell by -19% in Q4
- Rest of Asia Pacific (5% of Group) fell by -33% in Q4

In Asia Pacific, fourth quarter gross profit was £12.4m, a decrease of 16.4% (-24.4%*) over the £14.8m recorded in the fourth quarter of 2007.

In Australia, which represents 6% of the Group, fourth quarter gross profit fell by 19%*. The global financial crisis is now having a significant impact on the Australian economy and activity levels have dropped significantly, particularly as they approached the seasonally quieter Summer period. In Asia, the results were lower year-on-year in the fourth quarter by 33%*. The contraction in Asia was larger than that experienced in Australia due to a higher proportion of banking related activity in our Asian businesses.

Americas Gross Profit (9.0% of Group in Q4 2008)			Growth rates	
	2008	2007	Reported	Constant currency
Q4	£10.7m	£10.7m	-0.3%	-13.2%
Headcount at 31 December 510 (30 September: 588) At constant rates of exchange: • Brazil, Mexico & Argentina (5% of the Group) grew by +8% in Q4 • USA & Canada (4% of the Group) fell by -31% in Q4				

In the Americas, fourth quarter gross profit was £10.7m, flat at -0.3% (-13.2%*) over the £10.7m recorded in the fourth quarter of 2007. Our North American businesses contracted in the fourth quarter year-on-year by 31% *, where the continued very poor economic conditions impacted all disciplines and regions. In line with market conditions, our headcount in North America reduced by 50. In Latin America, which represents 5% of the Group, fourth quarter year-on-year gross profit grew by 8%*, despite the global downturn. However, all countries showed positive growth and our new business in Argentina is now trading profitably. Our headcount in these businesses decreased by 28.

Full Year Trading Update

Group Gross Profit			Growth rates

Full Year	2008	2007	Reported	Constant currency
EMEA	£258.6m	£196.5m	+31.7%	+13.8%
UK	£176.7m	£186.0m	-5.0%	-5.0%
Asia Pacific	£66.8m	£57.2m	+16.7%	+5.2%
Americas	£50.6m	£38.4m	+31.7%	+18.0%
Group Total	£552.7m	£478.1m	+15.6%	+5.8%
Headcount at 31 December 4,943 (2007: 5,052)				

Financial

During the fourth quarter, 3.7m shares were repurchased at a cost of £6.7m, with an average share price of 182p. 3.2m of these shares were cancelled, with the remaining shares purchased by the Company's employee benefit trust to satisfy future share plan awards. Due to the deteriorating economic outlook and volatility in money-market conditions the Group has adopted a more cautious approach to its financial position. With strong cash generation in the second half, the Group's net cash position at 31 December will be in the region of £85m.

Save for the effects of trading in the fourth quarter and the items described above, there have been no other significant changes in the financial position of the Group since the publication of the half year results for the six months ended 30 June 2008.

Strategy

In successfully implementing our strategy of organic diversification, both geographically and by discipline, we have developed a more balanced revenue platform. As a consequence, Michael Page has moved significantly away from its origins in the UK. We now operate in 28 countries across 163 offices, with 70% of Group gross profit now being generated outside of the UK.

Our EMEA business has grown rapidly in recent years to become our largest region. Although many of the markets in this broad region have mature

economies, their recruitment markets are still underdeveloped and the progress we have made in growing market share in these countries reinforces our belief that the structural changes occurring across European labour markets will form a key component of the future growth of the Group.

Our growth strategy is also focused on emerging and high growth markets. We have now been present in Brazil since 2000, mainland China since 2003, Russia and the UAE since 2006. We believe these markets offer excellent additional opportunities for near-term growth, given their rapid pace of economic development coupled with the underdeveloped nature of the specialist recruitment sector in these countries.

Despite the wider concerns about the current economic outlook, we are confident that the underlying trends that are driving growth in the specialist recruitment sector will continue to benefit Michael Page into the future. Social and demographic change, increasing deregulation of labour markets, as well as increasing job and geographic mobility of candidates, offer exciting opportunities to expand the business. Given our significant investment in creating a global brand entirely through organic growth, together with our network of highly talented recruitment specialists, we are confident that Michael Page will be at the forefront of our sector in taking advantage of these developments.

In previous downturns, while we reduced our headcount, we maintained our market presence and made selective new investments. These decisions enabled us to take market share and enhance the resilience of the business so that we were able to grow more quickly when economic conditions improved. In the face of continued difficult market conditions we will, once again, aim to maintain and develop our market presence while also managing our cost base to reflect current trading.

Outlook

Market conditions became noticeably more difficult during the fourth quarter

with many jobs being cancelled or put on hold. The impact of the financial crisis is now evident in virtually every market and discipline in which we operate, albeit to varying degrees.

Despite the wider concerns about the current economic outlook, we are confident that the underlying trends that are driving growth in the specialist recruitment sector will continue to benefit Michael Page in the future.

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